



SECURIT: **05036764** ISSION

Wasnington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~17501~~

8-3513

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2004__ AND ENDING __December 31, 2004__
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Reinoso & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__9 East 45th Street__
(No. and Street)

__New York__	__New York__	__10017__
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

__William H. Napier__   (212) 832-9700
                                                    (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Linder & Linder__
                              (Name — if individual, state last, first, middle name)

__8 Chatham Place__	__Dix Hills__	__New York__	__11746__
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
  xx Certified Public Accountant
  ☐ Public Accountant
  ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)   *Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.*

OATH OR AFFIRMATION

I, _____William H. Napier_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_Reinoso & Company, Inc._____, as of

_December 31, 2004_____, 19XXXXX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
V. P.
Title

_____
Notary Public

ROSE M. SMALL
Notary Public, State of New York
No. 01SM6108336
Qualified in New York County
My Commission Expires April 12, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Supplemental Independant Auditor's Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LINDER & LINDER ■ *Certified Public Accountants*

8 Chatham Place, Dix Hills, NY 11746 (631) 462-1213 Fax (631) 462-8319

Thomas Linder
Gail Linder

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
  and Stockholder
Reinoso & Company Incorporated

We have audited the accompanying statement of financial condition of Reinoso & Company Incorporated as of December 31, 2004 and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reinoso & Company Incorporated at December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 28, 2005

1

REINOSO & COMPANY INCORPORATED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 499
Receivable from brokers	32,192
Securities owned, at fair value	429,328
Interest receivable	15,520
Property and equipment - at cost, less accumulated depreciation of $721	-
Total Assets	$ 477,539

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accrued expenses	$ 9,850
Stockholder's Equity	
Common stock, $.10 par value, 1000 shares authorized, 1000 shares issued	100
Additional paid in capital	808,791
Retained earnings (deficit)	89,616
Treasury stock, at cost, 300 shares	(430,818)
Total Stockholder's Equity	467,689
Total Liabilities and Stockholder's Equity	$ 477,539

See accompanying auditors' report and notes to financial statements.

REINOSO & COMPANY INCORPORATED
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues	
Trading	$ 13,549
Interest income	31,232
Administrative fees	166,300
Other income	3,421
Total Revenues	214,502
Operating Expenses	
Compensation and employee benefits	136,179
Clearance fees	7,943
Professional fees	11,125
Regulatory fees and assessments	2,137
Occupancy expenses	11,000
Data services	4,286
Communication	5,715
Other operating expenses	34,306
Total Operating Expenses	212,691
Net Income	$ 1,811

See accompanying auditors' report and notes to financial statements.

REINOSO & COMPANY INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Treasury Stock
Balance - December 31, 2003	$ 100	$ 808,791	$ 87,805	$(430,818)
Net income - 2004	-	-	1,811	-
Balance - December 31, 2004	$ 100	$ 808,791	$ 89,616	$(430,818)

See accompanying auditors' report and notes to financial statements.

REINOSO COMPANY INCORPORATED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash Flows from Operating Activities
 Net income $ 1,811

   Adjustment to reconcile net loss to net
     cash flows from operating activities

    Depreciation   933

    Changes in operating assets and liabilities

      Increase in receivable from broker   (29,825)

      Decrease in securities owned   24,096

      Increase in accrued expenses   590

          Cash Flows Used For Operating
               Activities   (2,395)

Net Decrease in Cash and Cash Equivalents   (2,590)

Cash and Cash Equivalents, Beginning   2,894

Cash and Cash Equivalents, End $ 499

See accompanying auditors' report and notes to financial statements.

5

Note 1 - Summary of Significant Accounting Policies

Nature of Business

Reinoso & Company Incorporated, (the "Company"), which became a broker-dealer in 1985 is a member of the National Association of Securities Dealers, Inc. and is subject to regulation by the United States Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company operates principally under a clearance agreement with another broker, whereby such broker assumes and maintains the Company's customer accounts. The Company is responsible for payment of certain customer accounts (unsecured debits) as defined in the agreement.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated using the accelerated cost recovery system.

Revenue Recognition

Securities transactions and the related revenue and expenses are recorded on a settlement date basis. The recording of securities transactions on a trade date basis was considered, and the difference was deemed immaterial.

Securities Owned

Securities owned are carried at quoted market values, and the resulting difference between cost and market is included in income.

Income Taxes

The Company has elected to be treated as a Subchapter "S" Corporation for Federal and State income tax purposes, whereby, the individual stockholder of the Company includes the Company's income or loss on his individual income tax returns. Accordingly, no provision for Federal income tax has been provided. The Company has provided for the State minimum income tax.

Note 1 - Summary of Significant Accounting Policies - (Continued)

Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include highly liquid debt instruments with original maturities of three months or less.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Receivable from Broker

Receivable from broker arise as a result of the Company's normal security transactions.

Note 3 - Commitments

Leases

The Company leases its office premises on a month-to-month basis. For the year ended December 31, 2004, rent expense amounted to $11,000.

Concentration of Credit Risk

The Company maintains cash balances at a financial institution. Accounts at such institution is insured by the Federal Deposit Insurance Corporation up to $100,000.

Note 4 - Related Party Transactions

The Company charges Reinoso Asset Management, an affiliate company under common ownership, an administrative fee for professional services rendered. For the year ended December 31, 2004, the administrative fee amounted to $166,300.

Note 5 - Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the $5,000 or 1/15 of aggregate indebtedness.

At December 31, 2004, the Company had net capital, as defined, of $408,028 which exceeded the required minimum net capital by $403,028. Aggregate indebtedness at December 31, 2004 totaled $9,850 and the ratio of aggregate indebtedness to net capital was .02 to 1.

Note 6 - Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

Note 6 - <u>Off-Balance-Sheet Risk and Concentration of Credit Risk</u>
<u>(Continued)</u>

The Company does not maintain margin accounts for its customers; and, therefore there were no excess margin securities.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

The Company transacts its business with customers located throughout the United States.

REINOSO & COMPANY INCORPORATED
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2004

Computation of Net Capital Under Rule 15c3-1
   of the Securities and Exchange Commission

Computation of Net Capital
     Stockholder's equity $467,689

     Deductions - Non-allowable assets
        Interest receivable   15,520

Net capital before haircuts   452,169

     Haircuts
        Corporate obligations   30,053
        Money market funds   644
        Undue concentration   13,444
                                          44,141

Net capital, as defined   408,028

Minimum net capital required   5,000

Net capital in excess of minimum requirement $403,028

Computation of Aggregate Indebtedness

     Accounts payable and other liabilities $ 9,850

     Ratio of aggregate indebtedness to net capital

        $$\frac{\text{Total aggregate indebtedness}}{\text{Net capital}} \quad \frac{\$\ 9,850}{\$408,028} = .02$$

     The ratio of aggregate indebtedness to net capital is
     .02 to 1 compared to the maximum allowable ratio of
     15 to 1.

See accompanying auditors' report.

Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

The Company has claimed exemption from Rule 15c3-3 under
the provisions of Section (k)(2)(ii).

Information Relating to the Possession or Control Requirements
Under Rule 15c3-3:

The Company uses an independent escrow bank account in
accordance with Rule 15c2-4 and does not hold customer
funds or securities.

Reconciliation of Computation of Net Capital

Net capital, per focus report	$408,028
Net capital, as computed	$408,028
Aggregate indebtedness, per focus report	$ 9,850
Aggregate indebtedness, as computed	$ 9,850

Reconciliation of Determination of Reserve
Requirements Under Rule 15c3-3:

The Company has claimed exemption from Rule 15c3-3 under
provisions of Section (k)(2)(ii).

See accompanying auditors' report.

LINDER & LINDER ■ *Certified Public Accountants*

8 Chatham Place, Dix Hills, NY 11746 (631) 462-1213 Fax (631) 462-8319

Thomas Linder
Gail Linder

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
   and Stockholder
Reinoso & Company Incorporated

In planning and performing our audit of the financial statements and supplementary schedules of Reinoso & Company Incorporated, (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(II) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

12

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy

for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Reinoso & Company Incorporated to achieve all the divisions of duties and cross-checks generally included in an internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the SEC and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than those specified parties.

January 28, 2005